Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú”), through its subsidiary Itaú Unibanco S.A., entered into a strategic partnership with Edenred Participações S.A. (“Edenred”) in the employee benefits market, mainly regulated by the Programa de Alimentação do Trabalhador - PAT. Edenred is the parent company of Ticket Serviços S.A. (“Ticket”) in Brazil.

This partnership will enable Itaú to add benefits issued by Ticket to the services and products offered by Itaú to its corporate clients in the wholesale, middle-market, very small and small companies segments, whose employees will be able to benefit from Ticket’s expertise in managing and developing employee benefit solutions, besides having access to one of the broadest benefits acceptance network.

Under this agreement, Itaú will make a minority investment of 11% in Ticket, by means of a capital increase to be paid in (i) cash, equivalent to the book value of such equity interest, and (ii) with the contribution of distribution exclusivity rights regarding Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte to Itaú’s corporate client base during the term of the partnership. Ticket will continue to distribute its products by means of other commercial agreements and shall remain under Edenred’s control and management.

Edenred is a subsidiary of Edenred S.A., a company listed in the Paris stock exchange and present in over 45 countries, with approximately 44 million users and 770 thousand public and private clients. Brazil is an important market to Edenred, which operates, through Ticket, with approximately 70 thousand corporate clients and over 270 thousand accredited merchants. Ticket holds Ticket Restaurante and Ticket Alimentação operations in Brazil and distributes its products directly and through other distributors in Brazil.

The completion of this transaction is conditioned upon approvals from the Central Bank of Brazil and from CADE, the Brazilian antitrust agency.

This agreement is not expected to have any impact on Itaú’s results in this fiscal year.

São Paulo (SP), September 5, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations